

Mail Stop 4628

September 27, 2017

Ivor M. Ruste
Executive Vice-President & Chief Financial Officer
Cenovus Energy Inc.
2600, 500 Centre Street S.E.
Calgary, Alberta, Canada T2G 1A6

   Re: **Cenovus Energy Inc.**
     Form 40-F for the Fiscal Year Ended December 31, 2016
     Filed February 16, 2017
     File No. 001-34513

Dear Mr. Ruste:

  We have reviewed your filing and have the following comment. Please note that we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Supplementary Information-Oil and Gas Activities (Unaudited)

Oil and Gas Reserve Information, page 3

1. We note the disclosure relating to the changes in Cenovus's net proved reserves after royalties on page 3 of this section is not accompanied by an explanation of such changes. Furthermore, the explanation provided in conjunction with the reconciliation of the changes in total proved reserves provided elsewhere on page 17 of the Annual Information Form ("AIF") may not be applicable due to the differences between estimates prepared in accordance with the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook") and those prepared in accordance with the United States ("U.S.") Financial Accounting Standards Board ("FASB") Topic 932, "Extractive Activities – Oil & Gas."

 Therefore, please expand your disclosure of the changes in the net quantities of total proved reserves to include an explanation of the significant changes related to each line item other than production; identify and quantify each factor that contributed to a significant change in total proved reserves, including any offsetting factors. As for

Ivor M. Ruste
Cenovus Energy Inc.
September 27, 2017
Page 2

revisions in previous estimates, please identify such factors as changes caused by commodity prices, well performance, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

Closing Comments

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources